Exhibit 99.1

Canonic of Evogene Group and Tikun Olam (Israel)-Cannbit, sign production and distribution agreements for Canonic products in Israel

Rehovot and Tel-Aviv, Israel – March 25th, 2021 – Canonic Ltd., a subsidiary of Evogene Ltd. (NASDAQ: EVGN) (TASE: EVGN), focused on the development of medical cannabis products and Tikun Olam-Cannbit Pharmaceuticals Ltd. (TASE: TKUN), a leading medical cannabis company, today announced that they have entered into agreements for the production and distribution in Israel of Canonic’s medical cannabis products. Canonic’s first product is expected to be launched in Israel next year.

Based on the Israeli Medical Cannabis Agency (IMCA)1, at the end of 2020 there were approximately 80,000 active patients in Israel, which translates to approximately $260 million sales of medical cannabis products per year2.

According to the production agreement, Tikun Olam Production (Israel) will produce Canonic’s medical cannabis products at its factory complying with IMC-GMP standards using Canonic’s raw materials, under the Canonic brand. The agreement is not exclusive for either party and consideration paid will be based on the scope of production and related services provided. The agreement is for a period of two years or the production of products from 700kg of raw material, whatever is the earliest.

According to the distribution agreement, Tikun Olam Supply and Distribution (Israel) will distribute in Israel Canonic’s medical cannabis products, through its distribution channels, on a consignment basis to its or other licensed pharmacies, under the Canonic brand. The initial term of the agreement is 18 months. Consideration to be paid by Canonic will be based on a percentage of sales and for related services.

1 https://www.health.gov.il/Subjects/cannabis/Documents/licenses-status-september-2020.pdf  (Please note the source is in Hebrew)
2 https://www.themarker.com/markets/.premium-1.9353456?lts=1607425314280&lts=1607513650496

As previously disclosed, Canonic’s strategy is to establish a value chain from genomics to end- product, with cultivation, production and distribution to be performed by established sub-contractors. Tikun Olam-Cannbit is a well-recognized, leading producer, and distributor of medical cannabis in the Israeli market. With these new agreements, Canonic looks forward to benefiting from Tikun Olam-Cannbit’s capabilities and proven expertise as its first products are introduced to the market next year.

Mr. Avinoam Sapir, CEO of Tikun Olam–Cannbit Pharmaceuticals, stated: “This is another step that increases the scope of activity in our state-of-the-art production plant, which combines advanced mechanization and technologies with the vast experience and unique knowledge we gained over the years to create medical cannabis products with very high therapeutic efficacy. We are proud to partner with Canonic. These agreements align with our strategy of increasing the revenue stream from providing production services from manufacturing, laboratory tests, transportation, and more."

Dr. Arnon Heyman, CEO of Canonic, stated: “We look forward to partnering with Tikun Olam-Cannbit, a leading Israeli medical cannabis company. Signing our first production and distribution agreements with Tikun Olam, an established producer and distributor in the Israeli market is expected to support the successful launch of Canonic’s first products in 2022.”

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About Tikun Olam-Cannbit Ltd.:

Founded in 2006, Tikun Olam was acquired by Cannbit Pharmaceuticals in 2019. Today, Tikun Olam-Cannbit is Israel’s leading medical cannabis brand, with a unique ecosystem that adds value through the chain – from growth, cultivation and manufacturing to distribution, clinical research, training and patient care. Tikun Olam-Cannbit has accumulated vast knowledge and expertise in the field of medical cannabis, developing more than 42 award-winning proprietary strains, 4 licensed IPS, as well as 36 clinical and preclinical studies conducted in collaboration with leading doctors, hospitals and universities in Israel. For more information: https://tikun-olam.org.il/en.

About Canonic Ltd.:

Canonic is a subsidiary of Evogene Ltd. (NASDAQ: EVGN), (TASE: EVGN), developing medical cannabis products through a Computational Predictive Biology (CPB) platform. The company’s products in development are aimed at improving active compounds yield, genetic stability and cannabis strains for specific medical indications. The company’s strategy includes the development of cannabis strains in order to commercialize medical cannabis products independently or through collaborations. Canonic has exclusive access to Evogene’s genomic assets and technology for the development of medical cannabis products. For more information, please visit: https://www.canonicbio.com/.

About Evogene Ltd.:

Evogene (NASDAQ: EVGN) (TASE: EVGN) is a leading computational biology company focused on revolutionizing product discovery and development in multiple life-science based industries, including human health and agriculture, through the use of its broadly applicable Computational Predictive Biology (CPB) platform.  The CPB platform, incorporating a deep understanding of biology leveraged through the power of Big Data and Artificial Intelligence, has been designed to computationally discover and guide the development of life-science products based on microbes, small molecules and genetic elements.  Utilizing the CPB platform, Evogene and its subsidiaries are now advancing product pipelines for human microbiome-based therapeutics through Biomica Ltd., medical cannabis through Canonic Ltd., ag-biologicals through Lavie Bio Ltd., ag-chemicals through AgPlenus Ltd., seed traits through the Ag-Seeds division, and ag-solutions for castor oil production through Casterra Ltd.  For more information, please visit: www.evogene.com.

Forward Looking Statements:

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, or words of similar meaning. For example, Tikun Olam and Canonic are using forward-looking statements in this press release when they discuss their potential benefit from the production and distribution agreements and when Canonic discusses the expected commercial launch of its first products. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, and involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Tikun Olam-Cannbit and Canonic may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Tikun Olam-Cannbit and Canonic, including, without limitation, the global spread of COVID-19, or the Coronavirus, the various restrictions deriving therefrom and other risk factors. In addition, Tikun Olam-Cannbit and Canonic rely, and expect to continue to rely, on third parties to conduct certain activities and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines (including as a result of the effect of the Coronavirus), Tikun Olam-Cannbit and Canonic may experience significant delays in the conduct of their activities. Tikun Olam-Cannbit and Canonic disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:	Evogene US Investor Relations:
Aviva Banczewski Investor Relations E: IR@evogene.com T: +972-8-931-1900	Joseph Green Edison Group E: jgreen@edisongroup.com T: +1 646-653-7030
Laine Yonker Edison Group E: lyonker@edisongroup.com T: +1 646-653-7035

Tikun Olam-Cannbit Investor Contact:

Eliana Horenczyk
Marcom Manager
E: elianah@tikun-olam.org.il
T: +972-523650184